04027370

First South Bancorp., Inc.

PE
12-31-03

APR 26 2004

ARS

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Consolidated Financial Statements
December 31, 2003 and 2002

Office Locations

Main Office
1450 John B. White, Sr. Blvd.
Spartanburg, S.C. 29306
Telephone (864) 595-0455

Hillcrest Branch
1035 Fernwood-Glendale Road
Spartanburg, S.C. 29307
Telephone (864) 573-9955

Columbia Branch
1333 Main Street, Suite 100
Columbia, S.C. 29201
Telephone (803) 343-3435

Hilton Head / Bluffton Branch
7 Arley Way, Suite 100
Bluffton, S.C. 29910
Telephone (843) 706-3900

First South Financial Services
1460 John B. White, Sr. Blvd.
Spartanburg, S.C. 29306
Telephone (864) 576-6672

Loan Production Office
30 Hendersonville Road, Suite 7
Asheville, N.C. 28803
Telephone (828) 277-2125

Stock Information

First South Bancorp, Inc. Stock Symbol
FSBS

Market Maker
FIG Partners, LLC
Eric B. Lawless
1545 Peachtree Street, NE
Atlanta, GA 30309
Telephone (866) 344-2657

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Contents

	Page
Independent Auditors' Report	5
Consolidated Balance Sheets	6
Consolidated Statements of Operations	7
Consolidated Statements of Changes in Stockholders' Equity	8
Consolidated Statements of Cash Flows	9
Notes to Financial Statements	10-40

Board of Directors

Roger A. F. Habisreutinger
Chairman of the Board

Richard H. Brooks
Harold E. Fleming
Joel C. Griffin
Ashley F. Houser
Herman E. Ratchford
Chandrakant V. Shanbhag
Barry L. Slider
David G. White

Executive Officers

Barry L. Slider
President, Chief Executive Officer
and Vice Chairman

V. Lewis Shuler
Executive Vice President
Secretary & Treasurer

Dear Valued Shareholder:

Another outstanding year has passed, and your company continues to improve on the past year's performance. The expansion of your bank with a branch in the Hilton Head / Bluffton market contributed to record growth of First South Bank. Assets at December 31, 2002, were $185 million and on December 31, 2003, assets had grown to $252 million, a 36% increase. Quality loan growth was the predominate contributor to our asset increase. Year end 2002 to year end 2003 we increased net loans from $157 million to $224 million, an increase of 43%.

The value of the increase in quality loans created additional record earnings. Year end earnings increased from $1.418 million in 2002 to $2.104 million in 2003, an increase of 47%. The value to you as a shareholder is an increase from $1.49 to $2.19 in diluted earnings per share, a 47% increase. The earnings per share comparison was calculated on the number of shares outstanding at year-end 2002 and 2003.

By all accounts, 2003 was the most successful year of your bank's history. We are very proud of our performance as outlined for you in the following report. The Board of Directors and Staff are appreciative of your support and remain cognizant of our commitment to you.

With Sincere Thanks,

Sincerely,

Roger A.F. Habisreutinger
Chairman of the Board

Barry L. Slider
President and
Chief Executive Officer

Independent Auditors' Report

The Board of Directors and Stockholders
First South Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of First South Bancorp, Inc. and Subsidiary (the Company) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First South Bancorp, Inc. and Subsidiary at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 30, 2004, except for Note 18, as to which the date is February 18, 2004

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2003 and 2002

Assets

	2003	2002
Cash and due from banks	$ 4,492,767	$ 4,192,080
Interest-bearing deposits	25,000	100,000
Securities available-for-sale	10,372,164	14,855,346
Securities held-for-investment	3,873,928	2,368,583
Loans, net	224,169,439	156,977,796
Premises and equipment, net	5,455,891	2,832,672
Other assets	3,331,774	3,637,801
Total Assets	$ 251,720,963	$ 184,964,278
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing demand	$ 19,028,127	$ 14,535,143
Interest-bearing demand and savings	80,063,488	56,890,963
Time deposits	116,364,574	84,271,841
Total deposits	215,456,189	155,697,947
Retail repurchase agreements	6,088,913	3,229,737
Other borrowed funds	12.235.553	10,454,691
Other accrued expenses and liabilities	1,531,180	1,232,172
Total liabilities	235,311,835	170,614,547
Commitments and contingencies	-	-
Stockholders' equity		
Common stock no par value; authorized 30,000,000 shares; 1,382,040 and 920,780 issued and outstanding at December 31, 2003 and 2002, respectively		
Paid-in capital	11,152,489	11,144,989
Retained earnings	5,224,807	3,120,540
Accumulated other comprehensive income	31,832	84,202
Stockholders' equity	16,409,128	14,349,731
	$ 251,720,963	$ 184,964,278

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Operations
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest income			
Loans	$ 12,282,117	$ 9,312,105	$ 8,596,068
Federal funds sold	-	-	1,363
Securities			
U.S. Government and agency obligations	431,568	631,322	787,742
State and local obligations	26,016	25,995	25,979
Other securities	74,993	81,446	80,154
Deposits with banks	70,064	156,644	177,014
Total interest income	12,884,758	10,207,512	9,668,320
Interest expense			
Deposits			
Time	2,734,418	2,921,920	3,697,867
Interest-bearing demand and savings	1,191,777	910,346	922,915
Borrowed funds	457,528	452,021	384,005
Other	26,583	68,522	130,219
Total interest expense	4,410,306	4,352,809	5,135,006
Net interest income	8,474,452	5,854,703	4,533,314
Provision for loan losses	949,302	674,830	445,853
Net interest income after provision for loan losses	7,525,150	5,179,873	4,087,461
Non-interest income			
Service charges, fees, and commissions	454,579	357,714	324,681
Loan brokerage fees	454,344	302,342	-
Mortgage banking loan fees	233,305	136,342	50,006
Other	112,058	64,021	56,559
Total other operating income	1,254,286	860,419	431,246
Non-interest expenses			
Salaries and employee benefits	3,190,603	2,391,337	1,921,795
Occupancy and equipment	635,843	479,388	480,377
Legal expenses	263,765	83,200	13,284
Data processing	329,269	163,272	130,844
Other outside services	262,986	68,386	79,317
Other	866,703	640,683	572,680
Total other operating expenses	5,549,169	3,826,266	3,198,297
Income before income taxes	3,230,267	2,214,026	1,320,410
Current income tax expense	1,386,000	1,003,262	612,575
Deferred income tax benefit	(260,000)	(208,000)	(198,000)
Net income	$ 2,104,267	$ 1,418,764	$ 905,835
Earnings per common share	$ 1.52	$ 1.03	$ 0.66
Diluted earnings per common share	$ 1.46	$ 0.99	$ 0.65

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2003, 2002 and 2001

	Common Stock in Number of Shares	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2000	917,780	$11,096,989	$ 795,941	$ (2,986)	$ 11,889,944
Comprehensive income:					
Net income	-	-	905,835	-	
Net change in unrealized gain, on securities available-for-sale, net of tax of ($72,357)	-	-	-	113,174	
Comprehensive income	-	-	-	-	1,019,009
Balance at December 31, 2001	917,780	11,096,989	1,701,776	110,188	12,908,953
Exercised stock options	3,000	48,000	-	-	48,000
Comprehensive income:					
Net income	-	-	1,418,764	-	
Net change in unrealized gain, on securities available-for-sale, net of tax benefit of $16,614	-	-	-	(25,986)	
Comprehensive income					1,392,778
Balance at December 31, 2002	920,780	11,144,989	3,120,540	84,202	14,349,731
Exercised stock options	600	7,500	-	-	7,500
Comprehensive income:					
Net income	-	-	2,104,267	-	
Net change in unrealized gain, on securities available-for-sale, net of tax benefit of $32,098	-	-	-	(52,370)	
Comprehensive income					2,051,897
Three-for-two common stock split	460,660	-	-	-	-
Balance at December 31, 2003	1,382,040	$11,152,489	$ 5,224,807	$ 31,832	$ 16,409,128

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities			
Net income	$ 2,104,267	$ 1,418,764	$ 905,835
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	243,468	189,003	203,548
Provision for loan losses	949,302	674,830	445,853
Gain on disposal of premises and equipment	(6,453)	-	-
(Gain) Loss on sale of other real estate owned	(3,549)	2,851	-
Deferred tax asset	(260,000)	(208,000)	(198,000)
Decrease (increase) in interest receivable	(195,401)	(150,497)	172,270
Decrease (increase) in other assets	204,610	(495,309)	170,380
Increase (decrease) in accrued expenses and other liabilities	331,106	806,024	(546,424)
Net cash provided by operating activities	3,367,350	2,237,666	1,153,462
Cash flows from investing activities			
Origination of loans, net of principal collected	(67,880,945)	(33,812,549)	(43,316,121)
Proceeds from matured / called securities available-for-sale	10,998,714	11,000,000	12,000,896
Proceeds from matured / called securities held-for-investment	518,503	-	2,999,084
Purchase of securities available-for-sale	(6,600,000)	(16,998,552)	(8,437,438)
Purchase of securities held-for-investment	(2,023,848)	(1,017,363)	-
Proceeds from sale of other real estate owned	337,457	147,149	-
Proceeds from disposal of premises and equipment	20,487	-	-
Purchases of premises and equipment	(2,880,721)	(145,446)	(174,038)
Increase in cash surrender value of life insurance	(37,090)	(41,110)	(37,951)
Net cash used in investing activities	(67,547,443)	(40,867,871)	(36,965,568)
Cash flows from financing activities			
Net increase in deposits	59,758,242	38,414,871	18,697,566
Proceeds from exercise of stock options	7,500	48,000	-
Net (decrease) increase in retail repurchase agreements	2,859,176	(2,393,657)	2,656,251
Net (decrease) increase in other borrowings	(219,138)	414,024	-
Proceeds of advances from FHLB	6,000,000	-	12,500,000
Repayment of advances from FHLB	(4,000,000)	-	(2,500,000)
Net cash provided by financing activities	64,405,780	36,483,238	31,353,817
Net increase (decrease) in cash and cash equivalents	225,687	(2,146,967)	(4,458,289)
Cash and cash equivalents at beginning of year	4,292,080	6,439,047	10,897,336
Cash and cash equivalents at end of year	$ 4,517,767	$ 4,292,080	$ 6,439,047
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 4,347,578	$ 4,626,160	$ 5,472,592
Cash paid during the year for income taxes	$ 1,132,904	$ 1,063,007	$ 811,581

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

Note 1 - Organization

First South Bancorp, Inc. (the "Corporation" or the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for First South Bank (the Bank). On September 30, 1999, pursuant to a plan of exchange approved by the shareholders of the Bank, all of the outstanding shares of common stock of the Bank were exchanged for shares of common stock of the Corporation. The Corporation presently engages in no business other than that of owning the Bank and has no employees. The Bank was incorporated on April 23, 1996, and began banking operations on August 19, 1996. The Bank is a South Carolina chartered commercial bank and is engaged in lending and deposit gathering activities from two branches in Spartanburg County, one branch in Columbia, South Carolina, one branch in Hilton Head, South Carolina, and a loan production office in Asheville, North Carolina. It operates under the laws of South Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation and the South Carolina State Board of Financial Institutions.

Note 2 - Summary of significant accounting policies

The following is a description of the significant accounting and reporting policies that First South Bancorp, Inc. and Subsidiary follows in preparing and presenting their financial statements.

(a) Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities

Investments in equity securities that have readily determinable fair values and all investments in debt securities are classified at acquisition into one of three categories and accounted for as follows:

- securities held-for-investment are held-to-maturity and reported at amortized cost,
- trading securities are reported at fair value with unrealized gains and losses included in earnings, or;
- securities available-for-sale are reported at estimated fair value with unrealized gains and losses reported as a separate component of comprehensive income (net of tax effect).

The Company intends to hold the available-for-sale securities for an indefinite period of time but may sell them prior to maturity. All other securities have been classified as held-to-maturity securities because management has determined that the Company has the intent and the ability to hold all such securities until maturity.

Gains and losses on sales of securities are recognized when realized on a specific identification, trade date basis. Premiums and discounts are amortized into interest income using a method that approximates the level yield method.

There were no investments classified as trading securities at December 31, 2003 and 2002.

(d) Loans and allowance for loan losses

Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis. The accrual of interest is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when the loan is 90 days delinquent. All interest accrued, but not collected for loans that are placed on nonaccrual, is reversed against interest income. A commercial loan is considered past due when a payment is not received by the next business day after the due date. A consumer loan is considered past due when a payment is not received within 30 days after the due date.

The Company uses the allowance method in providing for loan losses. The provision for loan losses is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and expected losses in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans and other factors. Management believes that the allowance for loan losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Management considers loans to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management's judgments include, but are not limited to, loan payment pattern, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of loans with certain risk grades, and regulatory reports of examination. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal.

(e) Other real estate owned

Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Fair value is determined by appraisal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. OREO is reported net of allowance for losses in the Company's financial statements.

(f) Premises and equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line-basis. Leasehold improvements are amortized over a term, which includes the remaining lease term and probable renewal periods. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expense as incurred.

(g) Loan Origination Fees

Origination fees received and direct costs incurred are amortized to interest income over the contractual lives of the loans.

(h) Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits. During the normal course of business, the Company may have cash deposits with banks that are in excess of federally insured limits.

(i) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

(j) Earnings per common share

Earnings per common share is computed based on the weighted average number of common shares outstanding. Diluted earnings per common share includes the dilutive effect of outstanding stock options.

(k) Stock Options

Financial Accounting Standards Board (FASB) Statement No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123*, was issued in December 2002 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of this statement are effective for fiscal years ending after December 15, 2002 and are included in these financial statements.

The Company has elected to continue using the measurement method prescribed in Accounting Principles Board Opinion No. 25 and, accordingly, FASB Statement No. 123 has no effect on the Company's financial position or results of operations. As a result, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date of the awards consistent with the provisions of FASB Statement No. 123, the Company's net earnings and earnings per share would have decreased to the pro forma amounts indicated below:

	2003	2002	2001
Net income – as reported	$ 2,104,267	$ 1,418,764	$ 905,835
Net income – pro forma	1,953,093	1,289,861	778,241
Earnings per common share – as reported	1.52	1.03	0.66
Earnings per common share – pro forma	1.41	0.93	0.56
Diluted earnings per common share – as reported	1.46	0.99	0.65
Diluted earnings per common share – pro forma	1.35	0.90	0.55

(l) Fair value of financial instruments

FASB Statement No. 107, Disclosures about *Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered an indication of the liquidation value of the Company, but rather represent a good-faith estimate of the value of the financial instruments held by the Company.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments.

Cash and cash equivalents. For cash on hand, amounts due from banks, federal funds sold, and interest-bearing deposits, the carrying value approximates fair value.

Securities. The fair value of investments securities is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Restricted Federal Home Loan Bank (FHLB) stock is valued at cost.

Loans. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of variable rate loans with frequent repricing and no significant changes in credit risk approximates book value.

Deposits and borrowings. The fair value of fixed rate time deposits and borrowed funds is estimated by discounting the future cash flows using the current rates at which similar deposits and borrowings would be accepted for the same remaining maturities.

Other interest-bearing liabilities. The carrying value of retail repurchase agreements and other borrowed funds approximates fair value since these obligations have variable interest rates with daily repricings. At least an equal amount of securities, at their carrying values, are pledged as collateral for all repurchase agreements.

(l) Fair value of financial instruments

Commitments. The fair value of commitments to extend credit is based on fees currently being charged for similar instruments and is considered to approximate carrying value. For other commitments, generally of a short-term nature, the carrying value is considered to be a reasonable estimate of fair value.

(l) Recent accounting pronouncements

FASB Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, was issued in April 2002 and the provisions of this statement were effective for fiscal years beginning after May 15, 2002. The adoption of the provisions of this Statement did not have a material impact on the consolidated financial statements of the Company.

FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, was issued in June 2002 and addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of this statement were effective for disposal activities initiated after December 31, 2002. The adoption of the provisions of this Statement did not have a material impact on the consolidated financial statements of the Company.

FASB Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* was issued in April 2003 and amends SFAS No. 133 for certain decisions made by the Financial Accounting Standards Board as part of the Derivatives Implementation Group process and to clarify the definition of a derivative. This statement was effective for contracts entered into or modified after June 30, 2003, except for certain specific issues already addressed by the Derivatives Implementation Group and declared effective that are included in the statement. The adoption of the provisions of this statement did not have a material impact on the consolidated financial statements of the Company.

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, was issued in May 2003 and establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of this statement did not have a material impact on the consolidated financial statements of the Company.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34* was issued in November 2002 and elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of the provisions of this FASB Interpretation did not have a material impact on the consolidated financial statements of the Company.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities an interpretation of ARB No. 51, as amended by FASB Interpretation No. 45R*, was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities. At December 31, 2003, the Company did not have any variable interest entities as defined by this Interpretation and therefore, the adoption of the provisions of this FASB Interpretation did not have a material impact on the consolidated financial statements of the Company in 2003. Subsequent to December 31, 2003, the company formed a wholly-owned Delaware statutory business trust, FSBS Capital Trust I (the "Trust"), which issued $5,000,000 of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures. The trust will be a variable interest entity in future periods.

(m) Operating Segments

The Company has determined that, using the definitions contained in FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, all of its activities constitute only one reportable operating segment.

(n) Financial statement reclassification

Certain of the prior year amounts have been reclassified to conform to current year presentation; such reclassifications are immaterial to the financial statements.

Note 3 - Securities

Available-for-sale

A summary of the amortized cost and estimated fair value of securities available-for-sale follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003				
U.S. Government agency obligations	$ 9,497,730	$ 68,805	$ 22,190	$ 9,544,345
State and local obligations	123,093	4,726	-	127,819
Restricted FHLB stock	700,000	-	-	700,000
Total securities available-for-sale	$ 10,320,823	$ 73,531	$ 22,190	$ 10,372,164
December 31, 2002				
U.S. Government agency obligations	$ 13,996,523	$ 131,890	$ -	$ 14,128,413
State and local obligations	123,014	3,919	-	126,933
Restricted FHLB stock	600,000	-	-	600,000
Total securities available-for-sale	$ 14,719,537	$ 135,809	$ -	$ 14,855,346

There have been no sales of securities available-for-sale in 2003 or 2002. The Company has only one security in an unrealized loss position at December 31, 2003. The security, with a fair value of $977,810 and an unrealized loss of $22,190 at December 31, 2003, has been in a continuous unrealized loss position for less than 12 months.

Held-for-investment

A summary of the carrying value and estimated fair market value of securities held-for- investment follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003				
U.S. Government agency obligations	$ 1,010,927	$ 12,823	$ -	$ 1,023,750
Trust Preferred securities	477,862	127,592	-	605,454
Mortgage backed securities	2,010,139	7,496	-	2,017,635
State and local obligations	375,000	11,592	-	386,592
Total securities held-for-investment	$ 3,873,928	$ 159,503	$ -	$ 4,033,431
December 31, 2002				
U.S. Government agency obligations	$ 1,517,363	$ 30,457	$ -	$ 1,547,820
Trust Preferred securities	476,220	72,858	-	549,078
State and local obligations	375,000	12,283	-	387,283
Total securities held-for-investment	$ 2,368,583	$ 115,598	$ -	$ 2,484,181

The scheduled maturities of securities held-for-investment and available-for-sale at December 31, 2003 were as follows:

	Available for Sale		Held for Investment	
	Amortized Costs	Estimated Fair Value	Amortized Costs	Estimated Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due from one to five years	7,497,730	7,540,475	1,010,927	1,023,750
Due from five to 10 years	1,000,000	1,003,750	-	-
Due after ten years	1,123,093	1,127,939	852,862	992,046
Mortgage backed securities	-	-	2,010,139	2,017,635
Equity securities	700,000	700,000	-	-
	$ 10,320,823	$ 10,372,164	$ 3,873,928	$ 4,033,431

At December 31, 2003, securities with a carrying value of approximately $8,500,000 were pledged to secure retail repurchase agreements and Treasury, tax and loan deposits.

Note 4 - Loans and allowance for loan losses

Loans at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Construction and land development	$ 14,345,975	$ 14,211,986
1-4 Family residential properties	55,948,902	30,904,373
Multifamily residential properties	1,274,998	933,999
Nonfarm nonresidential properties	101,938,822	62,878,939
Other real estate loans	1,650,997	1,777,998
Commercial and industrial	51,523,910	47,052,954
Consumer	554,999	1,053,596
Other	-	47,000
Total loans	227,238,603	158,860,845
Less: Allowance for loan losses	(2,600,000)	(1,750,000)
Net deferred loan fees	(469,164)	(133,049)
	$ 224,169,439	$ 156,977,796

The activity in the allowance for loan losses for 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Balance at beginning of year	$ 1,750,000	$ 1,450,000	$ 1,055,000
Provision charged to operations	949,302	674,830	445,853
Loan charge-offs	(1,808,203)	(392,450)	(51,670)
Loan recoveries	1,708,901	17,620	817
Balance at end of year	$ 2,600,000	$ 1,750,000	$ 1,450,000

At December 31, 2003 and 2002, nonaccrual loans amounted to $295,039 and $111,559, respectively. The Company evaluates impairment of loans on an individual loan basis. As of December 31, 2003 and 2002 loans individually evaluated and considered impaired under FASB Statement No. 114, *Accounting by Creditors for Impairment of a Loan* were immaterial.

At December 31, 2003, the Company had loans outstanding to officers, directors, and their related interests of $3,450,473. During 2003, directors, officers, and their related interests borrowed $2,835,278 and repaid $5,823,220. At December 31, 2002, the Company had loans outstanding to officers, directors, and their related interests of $6,438,415. During 2002, directors, officers, and their related interests borrowed $2,545,525 and repaid $2,296,960.

In the normal course of business there are outstanding commitments for the extension of credit, which are not reflected in the financial statements. At December 31, 2003 and 2002, pre-approved but unused lines of credit for loans totaled approximately $38,169,647 and $21,541,050, respectively. In addition, the Company had issued standby letters of credit amounting to approximately $2,539,000 and $2,828,000 at December 31, 2003 and 2002, respectively. The Company also had $2,375,000 in outstanding variable rate commercial loan commitments at December 31, 2003. These commitments represent no more than the normal lending risk that the Company commits to its borrowers. If these commitments are drawn, the Company will obtain collateral if it is deemed necessary based on management's credit evaluation of the counterparty. Management believes that these commitments can be funded through normal operations. The fair value of these standby letters of credit is based on fees currently charged for similar instruments and is immaterial to the financial statements taken as a whole.

The Company grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Spartanburg County, Richland County, and Hilton Head area in South Carolina and the Asheville area in North Carolina. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

Note 5 - Premises and equipment

Premises and equipment at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Land	$ 431,412	$ 431,412
Buildings	4,715,267	2,253,509
Leasehold improvements	93,590	93,590
Furniture and equipment	1,439,200	983,864
Construction in progress	-	52,261
	6,679,469	3,814,636
Less accumulated depreciation	(1,223,578)	(981,964)
	$ 5,455,891	$ 2,832,672

Depreciation expense for the years ended 2003, 2002 and 2001 was $243,468, $189,003, and $203,548, respectively.

Note 6 - Deposits

A summary of deposit accounts at December 31, 2003 and 2002 follows:

	2003	2002
Demand:		
Noninterest-bearing	$ 19,028,127	$ 14,535,143
Interest bearing	36,531,572	34,676,720
Savings	43,531,916	22,214,243
Time, $100,000 or more	32,784,468	20,560,906
Other time	83,580,106	63,710,935
	$ 215,456,189	$ 155,697,947

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 97,498,661
2005	9,738,561
2006	9,127,352
2007	-
2008 and thereafter	-
	$116,364,574

Directors and executive officers were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $4,913,801 and $3,288,426 at December 31, 2003 and 2002, respectively.

Note 7 - Other borrowed funds

At December 31, 2003 and 2002, the Bank had two $5,000,000 fixed-rate advances outstanding from the FHLB that are collateralized by a lien on qualifying first mortgage and commercial loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. The borrowings carried interest rates of 4.3% and 4.6% and mature in February 2011 and March of 2011. One of the $5,000,000 advances is callable until maturity and the other $5,000,000 advance will be callable March 2004 through maturity. At December 31, 2003 the Bank also had a $2,000,000 variable-rate advance from the FHLB that is collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. The borrowing carried an interest rate of 1.15% and matured in January 2004. The variable-rate is 30 basis points above the FHLB overnight rate and adjusts daily. The unused portion of the line of credit with the FHLB was approximately $20,000,000 at December 31, 2003.

Treasury, tax and loan accounts with balances of $235,553 and $454,691 at December 31, 2003 and 2002, respectively are also included in other borrowed funds. These borrowings bear interest at the federal funds rate less 25 basis points.

At December 31, 2003 and 2002, the Bank had $10,000,000 of unused lines of credit to purchase federal funds from banks.

Note 8 - Regulatory capital requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company and the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2003						
Total Capital (To Risk Weighted Assets)	$18,921,000	8.49%	$17,819,000	>8.0%	$22,274,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$16,321,000	7.33%	$ 8,910,000	>4.0%	$13,365,000	>6.0%
Tier I Capital (To Average Assets)	$16,321,000	6.47%	$10,088,000	>4.0%	$12,610,000	>5.0%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2002						
Total Capital (To Risk Weighted Assets)	$15,968,000	10.04%	$12,729,000	>8.0%	$15,912,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$14,218,000	8.94%	$ 6,365,000	>4.0%	$ 9,547,000	>6.0%
Tier I Capital (To Average Assets)	$14,218,000	7.57%	$ 7,508,000	>4.0%	$ 9,385,000	>5.0%

Note 9 - Income taxes

The provision for income taxes is summarized below:

	2003	**2002**	**2001**
Currently Payable			
Federal	$ 1,284,325	$ 945,312	$ 571,902
State	101,675	57,950	40,673
	1,386,000	1,003,262	612,575
Deferred			
Federal	(240,927)	(195,986)	(177,856)
State	(19,073)	(12,014)	(20,144)
	(260,000)	(208,000)	(198,000)
Total income taxes	$ 1,126,000	$ 795,262	$ 414,575

The reasons for the difference between the statutory federal income tax rates and the effective tax rates are summarized as follows for:

	Years ended December 31, 2003	2002	2001
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal benefit	2.1%	2.0%	2.0%
Effect of tax exempt interest and dividends	(0.5%)	(0.6%)	(1.5%)
Life Insurance	(0.7%)	(1.5%)	(3.2%)
Other, net	0.0%	2.0%	0.1%
	34.9%	35.9%	31.4%

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 950,000	$ 680,000
Other	174,000	83,000
Gross deferred tax assets	1,124,000	763,000
Less valuation allowance	-	(1,300)
Net deferred tax assets	1,124,000	761,700
Deferred tax liabilities		
Depreciation	(159,000)	(55,700)
Available-for-sale securities	(20,000)	(53,000)
Net	$ 945,000	$ 653,000

The change in the valuation allowance was $1,300 for the year ending December 31, 2003.

Note 10 - Operating leases

The Company leases the land and building for its branches under operating leases. Future minimum lease payments at December 31, 2003, are as follows:

2004	$ 142,227
2005	62,194
2006	26,124
2007 and thereafter	-
	$230,545

Total lease expense was $171,176, $134,755 and $120,062 for 2003, 2002 and 2001, respectively.

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse impact on the financial position or results of operations of the Company.

Note 11 - Restrictions on dividends, loans and advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of cash dividends, which may be paid at any date without prior regulatory consent, is generally limited to the year's net income of the Bank provided the Bank received a composite rating of one or two at the last examination conducted by the federal or state regulatory authority, and loans or advances are limited to 10 percent of the Bank's common stock and surplus on a secured basis.

In addition, cash dividends paid by the Bank to the Corporation would be prohibited if the effect would cause the Bank's capital to be reduced below applicable minimum regulatory capital requirements.

In 2003, the Bank's banking regulators conducted a routine examination of the Bank. As a result of this examination, the Bank's Board of Directors signed a memorandum of understanding with the banking regulators in September 2003 in connection with the Bank's deferred presentment lending program that the Bank was in the process of terminating. Included in the memorandum of understanding was an agreement that the Bank would not pay cash dividends without prior approval of the banking regulators. The memorandum of understanding was terminated in January 2004. Based on the composite rating assigned to the Bank as a result of the banking regulator's examination, the Bank cannot pay cash dividends without prior approval of the banking regulators.

Note 12 - Employee benefit plans

401(k) plan

All employees of the Company who meet certain eligibility criteria are permitted to participate in a 401(k) plan. For each employee's contribution up to 6% of compensation, the Company makes a 100% matching contribution. Expense related to this plan was $93,770, $81,937 and $68,052 in 2003, 2002 and 2001, respectively.

Salary continuation plan

During 1999, the Company entered into a salary continuation agreement with certain officers of the Company. The plan provides for a series of payments over a specified number of periods to these employees upon their retirement or termination as stated in the plan. The amount of accrued benefit expense included in other liabilities was $114,050 and $86,678 at December 31, 2003 and 2002, respectively.

Note 13 - Stock options

The Company has issued incentive stock options to certain officers and employees. As permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue using the measurement method prescribed in Accounting Principles Board Opinion No. 25 and, accordingly, FASB Statement No. 123 has no effect on the Company's financial position or results of operations.

The following is a summary of stock option activity and related information for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-						
Beginning of period	157,890	$ 11.61	141,173	$ 10.41	107,442	$ 9.49
Granted	20,654	20.65	21,218	19.37	33,731	12,95
Exercised	(900)	8.33	(4,500)	10.67	-	-
Forfeited	-	-	-	-	-	-
Outstanding- End of Period	177,644	$ 12.68	157,891	$ 11.61	141,173	$ 10.41
Exercisable- End of Period	118,001	$ 10.41	96,048	$ 9.64	80,896	$ 9.16
Weighted average fair value of options granted		$ 13.41		$ 12.65		$ 5.82

Exercise prices for options outstanding as of December 31, 2003 and 2002 ranged from $7.33 to $21.00. The weighted average remaining contractual life of those options is approximately 6.5 years at December 31, 2003 and 7 years at 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001; dividend yield of 0.00%, expected volatility of 50% in 2003 and 2002 and 20% in 2001, risk-free interest rates of 3.77% in 2003, 4.00% in 2002 and 5.00% in 2001, and expected lives of 10 years for the options.

Note 14 - Fair value of financial instruments

The estimated fair value of financial instruments are as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)		(in thousands)	
Financial assets				
Cash and cash equivalents	$ 4,518	4,518	4,292	4,292
Securities				
Available-for-sale	10,372	10,372	14,855	14,855
Held-for-investment	3,874	4,033	2,369	2,484
Loans	224,169	231,008	156,978	159,430
Financial liabilities				
Deposits	215,456	216,247	155,698	156,109
Retail repurchase agreements	6,089	6,089	3,230	3,230
Other borrowed funds	12,235	15,089	10,455	12,140

The fair value estimates are made at a specific point in time based on relevant market and other information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 15 - Earnings per common share (EPS)

The reconciliation of the numerators and denominators of the earnings per common share and diluted EPS computation follows:

December 31, 2003	Income (Numerator)	Shares (Denominator)	Per Share Amount
Earnings per common share			
Income available to common stockholders	$ 2,104,267	1,381,722	$ 1.52
Dilutive effect of stock options	-	62,844	(0.06)
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 2,104,267	$ 1,444,566	$ 1.46

Options to purchase 14,204 shares of common stock at $21.00 per share and options to purchase 450 shares of common stock at $20.33 per share were not included in the computation of diluted earnings per share for 2003 because the options' exercise price was greater than the average market price of the common shares.

December 31, 2002	Income (Numerator)	Shares (Denominator)	Per Share Amount
Earnings per common share			
Income available to common stockholders	$ 1,418,764	1,380,863	$ 1.03
Dilutive effect of stock options	-	45,525	(0.04)
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,418,764	$ 1,426,388	$ 0.99

Options to purchase 3,750 shares of common stock at $17.33 per share, options to purchase 150 shares of common stock at $18.11 per share and options to purchase 16,718 shares of common stock at $20.00 per share were not included in the computation of diluted earnings per share for 2002 because the options' exercise price was greater than the average market price of the common shares.

December 31, 2001	Income (Numerator)	Shares (Denominator)	Per Share Amount
Earnings per common share			
Income available to common stockholders	$ 905,835	1,376,670	$ 0.66
Dilutive effect of stock options	-	27,581	(.01)
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 905,835	1,404,251	$ 0.65

Options to purchase 600 shares of common stock at $13.33 per share and options to purchase 17,550 shares of common stock at $14.00 per share were not included in the computation of diluted earnings per share for 2001 because the options' exercise price was greater than the average market price of the common shares.

Note 16 - Condensed financial statements of parent company

Financial information pertaining to First South Bancorp, Inc. is as follows:

Balance Sheets

		December 31,	
	2003	**2002**	**2001**
Assets			
Cash	$ 55,500	$ 48,000	$ -
Investment in common stock of First South Bank	16,353,628	14,301,731	12,908,953
Total assets	$ 16,409,128	$ 14,349,731	$ 12,908,953
Stockholders' Equity			
Stockholders' Equity	$ 16,409,128	$ 14,349,731	$ 12,908,953
Total stockholders' equity	$ 16,409,128	$ 14,349,731	$ 12,908,953

Statements of Operations

		Year Ended December 31,	
	2003	**2002**	**2001**
Income			
Operating income	$ -	$ -	$ -
Expense			
Other expenses	-	-	-
Loss before equity in undistributed net income of First South Bank	-	-	-
Equity in undistributed net income of First South Bank	2,104,267	1,418,764	905,835
Net income	$ 2,104,267	$ 1,418,764	$ 905,835

Statements of Cash Flows

		Year Ended December 31,	
	2003	**2002**	**2001**
Cash flows from operating activities			
Net income	$ 2,104,267	$ 1,418,764	$ 905,835
Equity in undistributed income of First South Bank	(2,104,267)	(1,418,764)	(905,835)
Net cash provided by operating activities	-	-	-
Cash flows from financing activities			
Proceeds from stock option exercise	7,500	48,000	-
Net cash provided by financing activities	7,500	48,000	-
Net increase in cash and cash equivalents	7,500	48,000	-
Cash and cash equivalents at the beginning of year	48,000	-	-
Cash and cash equivalents at the end of year	$ 55,500	$ 48,000	$ -

Note 17 - Noncash transactions

The Company donated $4,720 of computers during the year ended December 31, 2003. The Company foreclosed on assets during the year ended December 31, 2002 and transferred the loans and accrued interest balances at the time of foreclosure to other real estate owned in the amount of $772,644.

Note 18 - Subsequent events

In January 2004, the Company formed a wholly-owned Delaware statutory business trust, FSBS Capital Trust I (the "Trust"), which issued $5,000,000 of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures (the "Trust Preferred Securities"). These debentures qualify as Tier I capital. All of the common securities of the Trust are owned by the Company. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase from the Company $5,155,000 of junior subordinated debentures of the Company which carry a variable interest rate of 3 Month LIBOR plus 2.8% per annum. The junior subordinated debentures represent the sole asset of the Trust.

The Company has entered into contractual arrangements which, taken collectively, fully guarantee payment of (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by FSBS Capital Trust I, and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust.

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures in January 2034 or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust in whole or in part, at any time, however if they are redeemed before the fifth anniversary, the cost would be 105% of the par value of the securities. The debentures may be redeemed after the fifth anniversary at par.

On February 18, 2004, the Board of Directors of the Company approved a three-for-two split of the Company's common stock effected in the form of a stock dividend for shareholders of record on March 5, 2004. Accordingly, all share and per share information presented throughout the financial statements have been restated to reflect the effect of the stock split.

Item 6. Management's Discussion and Analysis or Plan of Operation.

Statements included in this Form 10-KSB which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by section 21E of the Securities and Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", and similar expressions identify forward looking statements. The Company cautions readers that forward looking statements, including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, liquidity, capital needs, adequacy of allowance for loan losses, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company's future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- The Company's growth and ability to maintain growth;
- government monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in the Company's market areas and elsewhere, including institutions operating locally, regionally, nationally and internationally;
- failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

This discussion is intended to assist in understanding the financial condition and results of operations of the Company, and should be read in conjunction with the financial statements and related notes contained elsewhere herein. Because the Bank is responsible for all of the Company's operations, the discussion will refer to the results of operations of the Bank.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from those judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section "Allowance for Loan Losses" for a description of the Company's estimation and methodology related to the allowance for loan losses.

Earnings Performance

The Bank had net income from operations for the year ended December 31, 2003, of $2,104,267, or $1.52 per share, compared to net income for the year ended December 31, 2002, of $1,418,764 or $1.03 per common share. The Bank had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $8,474,452 for 2003, as compared to $5,854,703 for 2002. The Bank also had other operating income (principally service charges, fees and commissions) of $1,254,286 in 2003 and $860,419 in 2002. The Bank provided $949,302 and $674,830 to its allowance for loan losses in 2003 and 2002, respectively, and had other operating expenses (principally salaries and benefits and occupancy and equipment expenses) of $5,549,169 in 2003, and $3,826,266 in 2002.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and interest bearing liabilities, and the relative funding of these assets.

For the year ended December 31, 2003, net interest income was $8,474,452. During the year ended December 31, 2002, net interest income was $5,854,703. The 44.7% increase in net interest income during 2003 can not be attributed to any single factor, but, rather, to a combination of factors which served to positively affect net interest income performance. The most quantifiable of these factors are, (a) the comparative dollar-for-dollar increases in earning assets and interest-bearing liabilities - average earning assets grew $2.2 million more than average interest-bearing liabilities during the year, and (b) the improvement in interest spread, the difference between the percentage yield on earning assets and the cost of funds rate on interest-bearing liabilities, which improved by 52 basis points as a result of the 72 basis points decline in the average cost of funds rate, as compared to the 20 basis points decline in 2003 in the average yield on earning assets.

The table "Average Balances, Yields and Rates," provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the years ended December 31, 2003, 2002 and 2001.

Average Balances, Yields and Rates
(Dollars in Thousands)
Year Ended December 31,

	2003			2002			2001		
Assets	Average Balances(1)	Interest Income/ Expense	Yields/ Rates	Average Balances(1)	Interest Income/ Expense	Yields/ Rates	Average Balances(1)	Interest Income/ Expense	Yields/ Rates
Federal Funds Sold	$	$		$	$		$ 17	$ 1	5.88%
Due from Banks – Interest-bearing	6,761	70	1.04%	9,993	157	1.57%	4,556	177	3.89%
Investment securities	13,666	533	3.90%	13,849	739	5.34%	14,192	894	6.30%
Loans (2) (3)	194,944	12,282	6.30%	141,269	9,312	6.59%	102,333	8,596	8.40%
Total interest earning assets	215,374	12,884	5.98%	165,111	10,208	6.18%	121,098	9,668	7.98%
Cash and due from banks	4,663			3,074			2,305		
Valuation reserve for investment securities	100			156			124		
Allowance for loan losses	(2,144)			(1,553)			(1,234)		
Premises and equipment	4,217			2,817			2,843		
Other assets	3,630			2,863			2,330		
Total assets	$ 225,840			$ 172,288			$ 127,466		
Liabilities and shareholders' equity									
Interest bearing transaction accounts	$ 33,729	$ 579	1.72%	$ 31,447	$ 735	2.34%	$ 23,683	$ 857	3.62%
Savings	34,094	613	1.80%	8,838	175	1.98%	2,750	66	2.40%
Time deposits $100,000 and over	28,312	699	2.47%	18,168	588	3.24%	14,721	872	5.92%
Other time deposits	80,867	2,035	2.52%	69,892	2,334	3.34%	51,314	2,826	5.51%
Total interest bearing deposits	177,002	3,926	2.22%	128,345	3,832	2.99%	92,468	4,621	5.00%
Retail repurchase agreements	4,903	25	0.51%	5,887	65	1.10%	4,617	123	2.66%
Other Borrowed Funds	10,672	460	4.31%	10,276	456	4.44%	8,875	391	4.41%
Total interest bearing liabilities	192,577	4,411	2.29%	144,508	4,353	3.01%	105,960	5,135	4.85%
Non-interest bearing demand deposits	16,046			12,951			7,864		
Other liabilities	1,854			1,115			1,149		
Shareholders' equity	15,363			13,714			12,493		
Total liabilities and shareholders' equity	$ 225,840			$ 172,288			$ 127,466		
Interest rate spread (4)			3.69%			3.17%			3.13%
Net interest income and net yield on earning assets (5)		8,473	3.93%		5,855	3.55%		4,533	3.74%
Interest free funds supporting earning assets (6)	$ 22,797			$ 20,603			$ 15,138		

(1) Average balances are computed on a daily basis.

(2) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis and excludes impact of deferred loan origination fees.

(3) Interest income on loans for 2003, 2002, and 2001, included total loan fees of $893, $731, and $608, respectively.

(4) Total interest earning assets yield less the total interest bearing liabilities rate.

(5) Net interest income divided by total interest earning assets.

(6) Total interest earning assets less total interest bearing liabilities.

Rate/Volume Analysis of Net Interest Income

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the periods indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the later period to the change in the average rate in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances are included in changes resulting from volume.

	Year Ended December 31, 2003 compared to 2002 Increase (Decrease) Due to (Dollars in Thousands)		
	Volume	**Rate**	**Total**
Interest earned on:			
Due from banks-Interest-bearing	$ (50)	$ (36)	$ (86)
Investments	(10)	(196)	(206)
Net Loans	3,536	(566)	2,970
Total Interest Income	3,476	(798)	2,678
Interest paid on:			
Interest Checking	54	(210)	(156)
Savings Deposits	500	(62)	438
Time Deposits $100,000 and over	329	(218)	111
Other time deposits	365	(664)	(299)
Retail Repurchase Agreements	(11)	(29)	(40)
Other Borrowed Funds	18	(14)	4
Total Interest Paid	1,255	(1,197)	(58)
Change in Net Interest Income	$ 2,221	$ 399	$ 2,620

During the year 2004 management expects that interest rates will remain fairly stable. Therefore, any improvements in net interest income for 2004 are expected to be largely the result of increases in the volume and changes in the mix of interest earning assets and liabilities. Management expects to continue following the market strategies which it has employed to date.

Interest Rate Sensitivity

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that timely adjustments in interest rate sensitivity can be made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at December 31, 2003 of $29.6 million for a cumulative gap ratio of 1.16:1. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at December 31, 2003, with respect to the one year time horizon. For a bank with a positive gap, such as the Bank, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Time deposits in other banks are reflected in the deposits' maturity dates. Repurchase agreements and other borrowed funds are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

			December 31, 2003		
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Interest earning assets					
Interest-bearing deposits in other banks	$ 27	$ 0	$ 0	$ 0	$ 27
Other investments (Book value)	2,710	0	8,509	2,976	14,195
Loans					
Fixed rate	9,566	7,623	11.819	2,976	31,594
Variable rate	195,350	0	0	0	195,350
Total interest-earning assets	$ 207,652	$ 7,623	$ 20,328	$ 5,563	$ 241,166
Interest-bearing liabilities					
Interest-bearing deposits					
Interest bearing transaction accounts	36,532	0	0	0	36,532
Savings & MMIA	43,531	0	0	0	43,531
Time deposits $100,000 and over	8,586	19,402	4,796	0	32,784
Other time deposits	29,254	40,078	14,250	0	83,582
Total interesting-bearing deposits	117,903	59,480	19,046	0	196,429
Repurchase agreements	6,089	0	0	0	6,089
Other borrowed Funds	2,236	0	0	10,000	12,236
Total interest-bearing liabilities	$ 126,228	$ 59,480	$ 19,046	$ 10,000	$ 214,754
Interest sensitivity gap	$ 81,424	$ (51,857)	$ 1,282	$ (4,437)	
Cumulative interest sensitivity gap	$ 81,424	$ 29,567	$ 30,849	$ 26,412	
Gap ratio	1.65	.13	1.07		
Cumulative gap ratio	1.65	1.16	1.15		

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for loan losses inherent in the Bank's loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses at any given reportable period is the result of applying the methodology discussed in the section under the heading "Allowance for Loan Losses." The Bank provided $949,302 and $674,830 to the allowance during the years ended December 31, 2003 and 2002, respectively. The increase of $274,472 was required to maintain the loss reserve at a level determined by risk ratings assigned to individual loans contributing to the $67,880,945 growth in the total loan portfolio for the year and to replace the net amount of loans charged-off during the year of $99,302.

Other Income

Other income, which consists primarily of mortgage banking loan fees, loan brokerage fees, service charges on deposit accounts, and other commissions and fees income, increased by 45.8% to $1,254,286 in 2003 from $860,419 in 2002. Of the total $393,867 increase in non-interest income, mortgage banking loan fees, which were favorably influenced by homeowner refinancing to take advantage of low long term rates, accounted for $96,963, or 24.6%, of the increase. Loan brokerage fees increased $152,002, or 38.6% of the total increase in non-interest income. The loan brokerage business benefited in its second full year of operations from much of the work done in the prior year to develop this business line through expanding market contacts. The increase in service charges, commissions and fees, which accounted for $96,865, or 24.6%, of the total increase, resulted primarily from growth in the Company's customer base.

Other Expenses

Other expenses, which are those non-interest expenses most commonly referred to as other operating expenses, increased by $1,722,903, or 45%, in 2003. While all categories of expenses comprising the $5,549,169 other expenses total increased in 2003 over those of 2002, the most significant dollar increases were in the categories of (1) salaries and employee benefits, $799,266, or 46.4% of the total increase, (2) other operating expenses, $266,020, or 13.1% of the total increase, (3) other outside services, $194,600, or 11.3% of the total increase, (4) legal expense, $180,565, or 10.5% of the total increase, (5) data processing expense, $165,997, or 9.6% of the total increase, and (6) occupancy expense, $156,455, or 9.1% of the total increase.

Beyond the increases in non-interest expenses which can be reasonably attributed to a 31.1% growth in average assets in 2003 over 2002, the most notable basis for, or elements of, the increase in each of the above identified non-interest expense categories identified above as (1), (2), (5), and (6) were expenses associated with opening a new branch in the Hilton Head/Bluffton area of South Carolina in July; identified above under (3) was use of third-party providers to improve systems and internet security, as well as service providers to enhance internal audit procedures, and identified above under (4) was a full year's expense related to the matter disclosed under Legal Proceedings.

Income Taxes

During the year ended December 31, 2002, the Bank accrued $1,003,262 for current income taxes. The Bank accrued $1,386,000 for current income taxes during 2003. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes. These accounting timing differences resulted in a deferred income tax benefit of $260,000 being recognized in 2003, and $208,000 being recognized in 2002.

Investment Portfolio

As of December 31, 2003, the Bank's investment portfolio comprised approximately 5.7 % of its total assets. The following table summarizes the carrying value amounts of securities held by the Bank at December 31, 2003, December 31, 2002, and at December 31 ,2001.

Securities Portfolio Composition

	December 31, 2003			December 31, 2002			December 31, 2001		
		Net Unrealized Holding			Net Unrealized Holding			Net Unrealized Holding	
	Book Value	Gain/Loss	Fair Value	Book Value	Gain/Loss	Fair Value	Book Value	Gain/Loss	Fair Value
	(Dollars in thousands)								
Available for sale:									
U.S. Government agency obligations	$ 9,498	$ 47	$ 9,545	$ 13,996	$ 132	$ 14,128	$ 8,000	$ 181	$ 8,181
State and local obligations	123	5	128	4	4	127	123	(3)	120
Restricted FHLB Stock	700	-	700	600	-	600	600	-	600
	$ 10,321	$ 52	$ 10,373	$ 14,719	$ 136	$ 14,855	$ 8,723	$ 178	$ 8,901
Held for investment:									
U.S. Government agency obligations	$ 3,021	$ 20	$ 3,041	$ 1,517	$ 31	$ 1,548	$ 500	$ 29	$ 529
Trust Preferred securities	478	127	605	476	73	549	475	62	537
State and local obligations	$ 375	$ 12	$ 387	$ 375	$ 12	$ 387	$ 375	$ 1	$ 376
	$ 3,874	$ 159	$ 4,033	$ 2,368	$ 116	$ 2,484	$ 1,350	$ 92	$ 1,442

On an ongoing basis, management assigns securities upon purchase into one of two categories (available-for-sale or held-to-maturity) based on the intent, taking into consideration factors such as expectations for changes in market interest rates, liquidity needs, asset/liability management strategies, and capital requirements. The Bank does not maintain a securities trading account.

The following table presents scheduled maturities of debt securities at December 31, 2003. Available-for-sale securities are stated at estimated fair value and held-for-investment securities are stated at amortized cost.

Securities Portfolio Maturities

	December 31, 2003			
	Available for Sale		Held for Investment	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)			
U.S. Government agency obligations				
Due from one to five years	$ 7,498	$ 7,540	$ 1,011	$ 1,024
Due from five to ten years	1,000	1,004	0	0
Due after ten years	1,000	1,000	2,010	2,018
State and local obligations (1)				
Due after ten years	123	128	375	387
Trust Preferred securities				
Due after ten years			478	605
Equity securities	700	700		
Total (2), (3)				
Due from one to five years	$ 7,498	$ 7,540	$ 1,011	$ 1,024
Due from five to ten years	1,000	1,004	0	0
Due after ten years	1,123	1,128	2,863	3,010

(1) Not adjusted for tax equivalency

(2) Excludes equity securities

(3) Weighted average yields on debt securities scheduled to mature in one to five years, five to ten years, and after ten years are 3.12%, 4.00% and 4.83%, respectively. Due to call features (the ability of the issuing entity to redeem a security on a specified date prior to maturity), the yields shown for the three maturity ranges are disclosed for information purposes only as of 12/31/03, and are likely to change.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, or any foreign loans.

The amount of loans outstanding at December 31, 2003, 2002, 2001, 2000, 1999 are shown in the following table according to type of loan. All loan types reflected in the loan portfolio composition experienced an increase in 2003 over 2002, exclusive of consumer loans. The decline in consumer loans was the consequence of beginning to underwrite in the later part of 2002 a type of short maturity term consumer loan, called deferred presentment or payday loans, which the bank ceased to underwrite in the fourth quarter of 2003. With the December 31, 2003, consumer loans category total reflecting the fact that all of the deferred presentment loans had been fully paid-out, the outstanding balance of consumer loans declined.

Loan Portfolio Composition

			December 31,		
	2003	**2002**	**2001**	**2000**	**1999**
Commercial, financial and agricultural	$ 51,523,910	$ 47,099,954	$ 36,270,381	$ 23,755,686	$ 17,136,114
Real estate - construction	14,345,975	14,211,986	13,097,957	11,349,351	7,639,096
Real estate mortgage	160,813,718	96,495,309	76,168,473	47,272,549	31,625,329
Consumer	554,999	1,053,596	629,235	460,842	600,794
Total Loans	$227,238,602	$158,860,845	$126,166,046	$ 82,838,428	$ 57,001,433
Less allowance for loan losses	(2,600,000)	(1,750,000)	(1,450,000)	(1,055,000)	(800,000)
Total Loans, net of allowance for loan losses	$224,638,602	$157,110,845	$124,716,046	$ 81,783,428	$ 56,201,433

Maturity Distribution of Loans

The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2003, as well as the type of interest requirement on such loans.

Maturity Distribution on Loans
December 31, 2003

	1 Year or less	**5 - Jan Years**	**5 Years or More**	**Total**
		(Dollars in Thousands)		
Commercial and industrial	$ 34,297	$ 16,227	$ 999	$ 51,523
Real Estate - construction	5,337	8,087	922	14,346
Real Estate - mortgage	45,790	92,215	22,809	160,814
Consumer installment	153	402	0	555
Total	$ 85,557	$ 116,931	$ 24,730	$ 227,238

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. Collateral is ordinarily taken unless the borrower has strong cash flows, low debt to worth ratios, and the loan is of short duration. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, initial and continuing financial analysis of a borrower's financial information is required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, non-residential real estate. Usually, loan to cost ratios are limited to 75% and permanent financing commitments are required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised nearly 78% of the Bank's loan portfolio at December 31, 2003. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 90%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Consumer loans generally involve more risks than other loans because of the type and nature of the underlying collateral, or because of the absence of collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of a default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance.

Nonperforming Loans; Other Problem Assets

When a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. At December 31, 2003, the Bank had four loans totaling $295,000 on non-accrual status. Net income for 2003 includes no interest income on these loans. Had these loans been current in accordance with their original terms, $12,392 of additional interest income would have been recorded in 2003. At December 31, 2002, the Bank had one loan totaling $112,000 on non-accrual status. There were no loans 90 days or more past due which were still accruing interest or troubled debt restructurings at December 31, 2003, 2002, 2001, 2000, and 1999.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are neither included in non-accrual status, nor loans that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. On December 31, 2003 the total amount of loans determined by management to be potential problem loans was $628,351. This amount consisted of loans made to four borrowers.

Real Estate Owned

The Bank did not hold any other real estate acquired pursuant to foreclosure or in-substance foreclosure at December 31, 2003.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such amounts have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2003.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. For outstanding loans, the risk rating system is the major factor employed to quantify the probable losses in the loan portfolio. Predetermined percentage factors for dollars outstanding in each loan grade are applied and then totaled. For loans specifically identified by management during loan reviews, management separates these loans from the general pool of loans and assigns a separate risk rating for these loans based on the likelihood of collectibility, financial condition of the borrower, value of collateral, and other relevant factors. Two additional calculations are based on FDIC classifications and daily statement loan type total using factors as noted below. The four methods for measuring probable losses are performed monthly and their results averaged to provide an amount to be established as a reserve against loan losses. The monthly reserve provisions, and the details supporting the calculations utilized in the computation, are reviewed by the Board's Loan Committee and the Board of Directors. The factors used in these calculations were initially derived from prior experience with similar systems at other banks. These factors have been, and will continue to be, modified as First South Bank's actual historical loss experience in different economic environments can be fully incorporated into a predictive model. Regulators also review the adequacy of the allowance for loan losses as part of their examination of the Bank and may require adjustments to the allowance based upon information available to them at the time of the examination.

Management also performs periodic reviews of the Bank's off-balance sheet credit risks, such as unfunded loan commitments and standby letters of credit. When these reviews identify a probable loss, a separate loss reserve is established. The review performed at December 31, 2003, as well as those performed throughout the 2003 year, did not identify an off-balance sheet risk upon which a reserve should be established.

Summary of Loan Loss Experience

(Dollars in thousands)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Total loans outstanding at end of period	$ 227,239	$ 158,861	$ 126,166	$ 82,838	$ 57,001
Average amount of loans outstanding	194,944	141,269	102,133	70,980	44,821
Balance of allowance for loan losses - beginning	$ 1,750	$ 1,450	$ 1,055	$ 800	$ 575
Loans charged off:					
Commercial & industrial	114	375	49	0	0
Real estate - mortgage	20	18	0	0	0
Consumer installment*	1,674	0	2	0	0
Total charge-offs	1,808	393	51	0	0
Recoveries of loans previously charged-off:					
Commercial & industrial	35	0	0	0	0
Real estate - mortgage	0	17	0	0	0
Consumer installment*	1,674	1	1	0	0
Total recoveries	1,709	18	1	0	0
Net charge-offs	99	375	50	0	0
Additions to allowance charged to expense	949	675	445	255	225
Balance of allowance for loan losses - ending	$ 2,600	$ 1,750	$ 1,450	$ 1,055	$ 800

Ratios

	2003	2002	2001	2000	1999
Net charge-offs during period to average loans outstanding during period	0.05%	0.27%	0.05%	0.00%	0.00%
Net charge-offs to loans at end of period	0.04%	0.24%	0.04%	0.00%	0.00%
Allowance for loan losses to average loans	1.33%	1.10%	1.21%	1.49%	1.78%
Allowance for loan losses to loans at end of period	1.14%	1.10%	1.15%	1.27%	1.40%
Nonperforming loans to allowance for loan losses at end of period	11.35%	6.40%	27.31%	27.30%	87.75%
Net charge-offs to allowance for loan losses	3.81%	21.43%	3.45%	0.00%	0.00%
Net charge-offs to provision for loan losses	10.43%	55.56%	11.23%	0.00%	0.00%

*The amount of consumer loan losses in 2003, which was matched dollar-for-dollar by the amount of consumer loan recoveries, consisted solely of deferred presentment loans. The bank ceased to make this type of loan in the fourth quarter of 2003.

The following table presents the allocation of the allowance for loan losses at the end of the years ended December 31, 2003 and 2002, compared with the percent of loans in the applicable categories to total loans.

Allocation of Allowance for Loan Losses
(Dollars in thousands)

	Period Ended December 31,									
	2003		2002		2001		2000		1999	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$ 1,017	39.10%	$ 858	49.00%	$ 703	48.50%	$ 506	48.00%	$ 219	30.10%
Real estate - construction	290	11.20%	210	12.00%	174	12.00%	127	12.00%	95	13.40%
Real estate - mortgage	1,272	48.90%	656	37.50%	551	38.00%	406	38.50%	474	55.40%
Consumer installment	21	0.80%	26	1.50%	22	1.50%	16	1.50%	12	1.10%
Total	$ 2,600	100.00%	$ 1,750	100.00%	$ 1,450	100.00%	$ 1,055	100.00%	$ 800	100.00%

Deposits

The average amounts and average rate paid on deposits held by the Bank for the years ended December 31, 2003, 2002, and 2001 are summarized below:

Average Deposits

	December 31,					
	2003		2002		2001	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand	$ 16,046		$ 12,951		$ 7,864	
Interest bearing transaction accounts	33,729	1.72%	31,447	2.34%	23,683	3.62%
Savings & MMIA	34,094	1.80%	8,838	1.98%	2,750	2.40%
Time deposits - $100,000 and over	28,312	2.47%	18,168	3.24%	14,721	5.92%
Other time deposits	80,867	2.52%	69,892	3.34%	51,314	5.51%
Total deposits	$ 177,002	2.22%	$ 128,345	2.99%	$ 100,332	4.60%

As of December 31, 2003, the Bank held $32,784,000 in time deposits of $100,000 or more, with approximately $8,586,000 with maturities within three months, $19,482,000 with maturities over three through twelve months, and $4,796,000 with maturities over twelve months. Wholesale time deposits generated through corporations, banks, credit unions, etc., on a national level totaled approximately $23,868,000 as of December 31, 2003. It is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. Wholesale time deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Borrowed Funds

Major sources of borrowed funds in 2003 and 2002, other than deposits, were retail repurchase agreements and Federal Home Loan Bank advances.

Retail repurchase agreements are short-term borrowings from commercial customers collateralized by government or government agency securities and repayable with interest. At December 31, 2003 and 2002, First South Bank had $6,088,913 and $3,229,737 in retail repurchase agreements, respectively. The weighted average interest rates for retail repurchase agreements outstanding at December 31, 2003 and 2002 were .38% and .69%, respectively, and those repurchase agreements all had next day maturities. The maximum amount of retail repurchase agreements at the end of any month was $7,058,835 in 2003 and $8,064,675 in 2002. The approximate average amount of outstanding retail repurchase agreements was $4,903,000 in 2003 and $5,887,000 in 2002 and approximate weighted interest rates in 2003 were .51% in 2003 and 1.10% in 2002.

At December 31, 2003 and 2002, First South had two advances of $5 million each outstanding from the Federal Home Loan Bank of Atlanta. The advances are collateralized by alien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. The borrowings carried fixed interest rates of 4.3% and 4.6% and mature in February and March 2011. One of the advances became callable during February 2003 and is callable until maturity. The other advance will become callable in March 2004 and will be callable until its maturity. The approximate average amounts of such borrowings outstanding in 2003 and 2002 were $10 million and $8.9 million, respectively. The approximate weighted interest rates for 2003 and 2002 were 4.45% and 4.41%, respectively. The maximum amount of such advances outstanding at the end of any month in 2003 and 2002 was $10 million.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Year Ended December 31,		
	2003	2002	2001
Return on assets	0.93%	0.82%	0.71%
Return on equity	13.70%	10.35%	7.25%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	6.80%	7.96%	9.80%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less wholesale time deposits) provide a relatively stable funding base, and were equal to 76 % of total assets at December 31, 2003. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank is a member of the FHLB of Atlanta and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans. The Bank currently has two ten year $5,000,000 loan advances from the FHLB of Atlanta. One of these advances is presently callable and the other is callable in March 2004. In addition, at December 31, 2003, the Bank also had a $2,000,000 line advance from the FHLB. This advance, which was in the form of a daily rate credit, was repaid in January 2004. The Bank also has additional lines of credit with other banks in the form of federal funds lines in the amount of $10,000,000. The Bank has never drawn on any of these federal funds lines. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Capital Resources

The equity capital of the Company increased $1,440,778 during 2002 and by $2,059,397 in 2003. The increase in 2003 resulted from an increase in retained earnings of $2,104,267, a reduction in other comprehensive income of $52,370, and additional paid-in capital of $7,500 from the exercise of stock options.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated.

At December 31, 2003, both the Company and the Bank met all of the requirements to be adequately capitalized. Capital ratios are presented in the following table, compared with the "well capitalized" and minimum ratios under the FDIC regulatory definitions and guidelines:

				For capital adequacy purposes			**To be well capitalized under prompt corrective action provisions**	
	Actual			**Minimum**			**Minimum**	
	Amount	**Ratio**		**Amount**	**Ratio**		**Amount**	**Ratio**
				(Dollars in thousands)				
As of December 31, 2003								
Total Capital (to risk weighted assets)	$ 18,921	8.49%		$ 17,815	8.0%		$ 22,269	10.0%
Tier I Capital (to risk weighted assets)	16,321	7.33%		8,908	4.0%		13,362	6.0%
Tier I Capital (to average assets)(leverage)	16,321	6.47%		10,088	4.0%		12,610	5.0%

With the level of annual retained earnings insufficient to support the growth in assets the Bank has experienced, the capital position has been declining annually. Following an examination by management of options available through which capital levels could be returned to those at or above those well-capitalized ratios shown in the above table, the Bank received $4,900,000 in the form of Tier 1 capital from the Company on January 30, 2004. The funds received were proceeds from the issuance and sale by the Company of $5,000,000 FSBS Capital Trust I trust preferred securities. (See note 18 to the Consolidated Financial Statements.)

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services usually result in increased operating expenses.

Off-Balance Sheet Arrangements

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specific period of time. At December 31, 2003, the Bank had issued commitments to extend credit of $38.2 million through various types of lending arrangements. Of these commitments, 83.1 %, or $32 million, expire within one year, and 16.9 %, or $6.5 million, expire in one year or more. Past experience indicates that many of these commitments to extend credit will expire unused.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based of the credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.